UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

February 27, 2017

Barclays PLC and
Barclays Bank PLC
(Names of Registrants)

 1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports
Under cover of Form 20-F or Form 40-F.

Form 20-F x Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays
Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

EXHIBIT INDEX

Directorate Change dated 27 February 2017

 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS PLC
(Registrant)

Date: February 27, 2017

By: /s/ Garth Wright
----------------------
Garth Wright
Assistant Secretary

BARCLAYS BANK PLC
(Registrant)

Date: February 27, 2017

By: /s/ Garth Wright
----------------------
Garth Wright
Assistant Secretary

27 February 2017

Barclays PLC

Sir Ian Cheshire appointed as a Director and as Chairman designate of Barclays UK

Barclays PLC and Barclays Bank PLC ("Barclays") announce that Sir Ian Cheshire has been appointed as a non-executive Director of Barclays with effect from 3 April 2017.  He is also appointed Chairman designate of Barclays' ring-fenced bank, Barclays UK, which is in the process of being established.  Barclays UK comprises the UK retail banking, business banking, consumer credit card and wealth management businesses.

Sir Ian Cheshire has been chairman of Debenhams plc since April 2016.  He is currently the Senior Independent Director of Whitbread plc and chairman of the advisory board of the Cambridge Institute for Sustainability Leadership.  He also holds directorships at Maisons du Monde SA and Menhaden Capital PLC.  Sir Ian's other appointments include working as the Government Lead Non-Executive, as well as being trustee of the Prince of Wales's Charitable Foundation and of Business in the Community.  Sir Ian retired as Group Chief Executive of Kingfisher plc in January 2015 after 7 years in the role and 17 years with the company.  His other former roles include chairman of the British Retail Consortium.

Commenting, John McFarlane said, "I am delighted to welcome Sir Ian Cheshire to the Barclays Boards.  He brings an excellent track record of success as both a chief executive and chairman and broad experience as a non-executive director.  He will be a strong addition to the Barclays Boards.  Identifying a chairman for Barclays UK is, of course, an important step on our journey to establish our UK ring-fenced bank and I welcome the opportunity to work closely with Sir Ian as we take Barclays forward in its new structure."

Sir Ian Cheshire commented, "I am very much looking forward to joining the Barclays Boards and to supporting all our colleagues in Barclays UK as we establish the UK ring-fenced bank and continue to innovate and improve our service to our customers"

There are no other details that are required to be disclosed in respect of Sir Ian Cheshire's appointment under Paragraph 9.6.13 of the Listing Rules of the UK Listing Authority save as disclosed in this announcement.

In relation to our non ring-fenced bank, in line with regulatory requirements, it is the intention to have an independent governance structure in place for Barclays Bank Plc when the ring-fenced bank is constituted.  In the interim, Sir Gerry Grimstone will chair the divisional board of Barclays International and will lead the work to establish the new board of Barclays Bank plc, which will become the non ring-fenced bank in due course.

-ENDS-

For further information please contact:

Investor Relations	Media Relations
Kathryn McLeland	Tom Hoskin
+44 (0)20 7116 4943	+44 (0)20 7116 4755

About Barclays
Barclays is a transatlantic consumer, corporate and investment bank offering products and services across personal, corporate and investment banking, credit cards and wealth management, with a strong presence in our two home markets of the UK and the US.

With over 325 years of history and expertise in banking, Barclays operates in over 40 countries and employs approximately 120,000 people. Barclays moves, lends, invests and protects money for customers and clients worldwide.

For further information about Barclays, please visit our website home.barclays

LEI Code:  213800LBQA1Y9L22JB70